Exhibit 99.1

Ayr Wellness Reminds Holders to Take Immediate Action Regarding Exercise of Warrants

Miami, Florida, September 23, 2021 — Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically-integrated cannabis multi-state operator, is providing a reminder that the right to convert the Company’s share purchase warrants (the “Warrants”) into shares of Ayr will expire on September 30, 2021 (the “Expiry Date”). The Company is providing a further reminder the Warrants must be withdrawn from Clearing and Depository Services Inc. (“CDS”) to permit cashless or cash incentive exercises by the Expiry Date.

Full details of the process for converting the Warrants were provided by the Company on August 31, 2021 and reiterated on September 21, 2021.

Warrants not converted by September 30, 2021 will expire with no value to the holder of the Warrant.

The process of withdrawing Warrants from CDS and converting to Ayr shares can take several business days. As a result, on September 23, 2021, the Canadian Securities Exchange has issued a bulletin advising the following:

•	All trades September 24, 2021 through September 29, 2021 will be for same day cash settlement.

•	For trades dated September 24, 2021 through September 29, 2021, there may not be sufficient time to allow for Warrants to be removed from CDS to permit cashless or cash incentive exercises by the Expiry Date.

•	Warrants purchased from September 24, 2021 through September 29, 2021 will remain eligible for regular exercise at the C$11.50 exercise price, however exercise instructions and payment must be submitted no later than September 29th, 2021.

•	Trading will be halted at noon on September 29th and remain halted until delisting at market close on September 30, 2021.

The Company advises investors that there will likely not be sufficient time to allow for warrants purchased on or after September 24, 2021 to be removed from CDS so as to enable either cashless or cash incentive exercises by the Expiry Date. Thus, warrants purchased on such dates will likely only be able to be exercised for cash at the C$11.50 strike price by eligible holders. Due to the September 30, 2021 Canadian banking holiday, cash exercises must occur by no later than September 29, 2021. If not exercised prior to the Expiry Date, the warrants will expire worthless.

About Ayr Wellness

Ayr is a rapidly expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; acquisitions may not be able to be completed on satisfactory terms or at all or may not be successful; and Ayr may not be able to raise additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston

MATTIO Communications

T: (703) 926-9159

Email: ir@mattio.com

Email: ir@ayrwellness.com